
SEC MAIL PROCESSING
RECEIVED
MAR - 1 2012
WASH, D.C.
196
SECTION

SEC  MISSION

12060329

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 67984

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FG Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 West 55th Street, Suite 1201
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vijay Venkatachalam (212) 273-3102
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

225 South Sixth Street, Suite 2300	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vijay Venkatachalam, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FG Advisors, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MARIA D. YURASITS
Notary Public, State of New York
Qualified in Queens County
Reg. No. 01YU6184144
My Commission Expires 3-31-2012

Notary Public



Signature

MANAGING DIRECTOR & FINOP

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FG ADVISORS, LLC

(A Limited Liability Company)
New York, New York

FINANCIAL STATEMENTS

Including Independent Auditors' Report

As of and for the Years Ended December 31, 2011 and 2010

FG ADVISORS, LLC
(A Limited Liability Company)

TABLE OF CONTENTS


BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT AUDITORS' REPORT

Board of Governors
FG Advisors, LLC
New York, New York

We have audited the accompanying statements of financial condition of FG Advisors, LLC (a limited liability company) as of December 31, 2011 and 2010, and the related statements of operations, member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FG Advisors, LLC as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information on page 9 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 28, 2012

FG ADVISORS, LLC
(A Limited Liability Company)

STATEMENTS OF FINANCIAL CONDITION
As of December 31, 2011 and 2010

ASSETS

	2011	2010
Cash	$ 1,056,747	$ 561,726
Commissions receivable	251,250	156,940
Other assets	210	500
TOTAL ASSETS	$ 1,308,207	$ 719,166

LIABILITIES AND MEMBER'S EQUITY

	2011	2010
LIABILITIES		
Accounts payable	$ 13,136	$ 3,300
Related party payable	46,207	119,531
Accrued bonus	581,431	350,000
Total Liabilities	640,774	472,831
MEMBER'S EQUITY	667,433	246,335
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,308,207	$ 719,166

See accompanying notes to financial statements.

FG ADVISORS, LLC
(A Limited Liability Company)

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2011 and 2010

	2011	2010
REVENUES		
Fees	$ 2,644,188	$ 1,788,299
Other income	500	-
Total Revenues	2,644,688	1,788,299
OPERATING EXPENSES	1,473,590	1,227,310
NET INCOME	$ 1,171,098	$ 560,989

See accompanying notes to financial statements.

FG ADVISORS, LLC
(A Limited Liability Company)

STATEMENTS OF MEMBER'S EQUITY
For the Years Ended December 31, 2011 and 2010

BALANCE - DECEMBER 31, 2009	$ 45,346
Contributions from member	90,000
Distributions to member	(450,000)
Net income	560,989
BALANCE - DECEMBER 31, 2010	246,335
Distributions to member	(750,000)
Net income	1,171,098
BALANCE - DECEMBER 31, 2011	$ 667,433

See accompanying notes to financial statements.

FG ADVISORS, LLC
(A Limited Liability Company)

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2011 and 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,171,098	$ 560,989
Adjustments to reconcile net income to net cash flows from operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable	(94,310)	(156,940)
Other assets	290	(106)
Accounts payable	9,836	3,300
Related party payable	(73,324)	28,681
Accrued bonus	231,431	285,000
Net Cash Flows from Operating Activities	1,245,021	720,924
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to member	(750,000)	(450,000)
Contributions from member	-	90,000
Net Cash Flows from Financing Activities	(750,000)	(360,000)
Net Change in Cash	495,021	360,924
CASH - BEGINNING OF YEAR	561,726	200,802
CASH - END OF YEAR	$ 1,056,747	$ 561,726

See accompanying notes to financial statements.

FG ADVISORS, LLC
(A Limitied Liability Company)

NOTES TO FINANCIAL STATEMENTS
As of and for the Years Ended December 31, 2011 and 2010

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

FG Advisors, LLC (the Company) was formed in 2008 to provide investment banking advisory services to institutional clients in the specialty finance industry. The Company provides merger and acquisition, restructuring, loan sale advisory, buyside advisory, valuation advisory, and debt and equity capital raising services to its clients. The Company was approved as a broker-dealer on November 13, 2008.

The Company is exempt from the provisions of rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such rule) under the Securities Exchange Act of 1934, as the Company is an introducing broker/dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker/dealer, and does not hold funds or securities for, or owe money or securities to, customers. Because of such exemptions, the Company is not required to prepare a determination of reserve requirements and possession or control requirements of rule 15c3-3.

Cash

The Company maintains its cash in financial institutions. The balances, at times, may exceed federally insured limits.

Commissions Receivable

Commissions receivable are unsecured and no allowance for doubtful accounts is considered necessary at December 31, 2011 and 2010.

Revenue Recognition

Revenue associated with or without securities transactions related to the Company's clients is earned in two forms: (i) retainer revenue; and (ii) success fee revenue. Success fee revenue is recorded as transactions close. Retainer revenue is recorded as earned.

Advertising Costs

Advertising costs are charged to expense as incurred. Advertising expense was $310 and $1,097 for the years ended December 31, 2011 and 2010.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Income Taxes

The Company is a single member limited liability company classified as a "disregarded entity" for income tax purposes. Accordingly, these financial statements do not include any provision or liability for income taxes since the income and expenses are reported on the individual income tax returns of the sole member and the applicable income taxes, if any, are paid by the member.

With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the years before 2008. The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statements of operations.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011 and 2010, the Company had net capital of $997,404 and $438,895 which was $992,404 and $430,706 in excess of its required net capital of $5,000 and $8,189. The Company's net capital ratio was 0.06 to 1 and 0.28 to 1 at December 31, 2011 and 2010.

No differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2011 and 2010 FOCUS filings. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

NOTE 3 - Related Party Transactions

FG Companies (the Company's sole member) invoices the Company on a monthly basis for payroll and benefits costs on an arm's length basis. Such expenses incurred by the Company were $703,412 and $675,992 for the years ended December 31, 2011 and 2010. There was an outstanding payable to FG Companies of $46,207 and $119,531 at December 31, 2011 and 2010.

In addition, the Company accrues employee bonuses at year end related to services performed by the employees during the year. Subsequent to year end, FG Companies invoices the Company for payment of these bonuses to employees thus creating a related party transaction. The amount paid to FG Companies related to the employee bonuses expensed and accrued was $350,000 and $65,000 during the years ended December 31, 2011 and 2010.

NOTE 3 - Related Party Transactions (cont.)

Prior to January 1, 2011, FG Companies had assumed the liability and expense for shared expenses such as rent, utilities, operating expenses and administrative support, which were documented under an expense sharing agreement. The monthly expense was $4,500 for the period from November 13, 2008 to December 31, 2010. These administrative shared expenses incurred by the Company were $54,000 for the year ended December 31, 2010. The expense sharing arrangement was terminated on December 31, 2010 and the Company started recording all such expenses which were previously covered under the agreement for the year ended December 31, 2011.

NOTE 4 - Member's Equity

On June 30, 2011, the Company (as part of a broader restructuring of FG Companies, LLC) performed the following restructuring:

- All existing units of the Company (formerly 100% held by FG Companies, LLC) were exchanged for Class B Units (100% held by FG Companies, LLC) and Class A Units (100% held by Daniel J. Pillemer)

- In summary, the Class B Units had the following rights: (i) complete governance control over the Company; and (ii) entitlement to the first $750,000 of distributions to be made by the Company; and

- Once the Class B Units received $750,000 of distributions, such Class B Units would be fully redeemed, and the Class B Unitholder (FG Companies, LLC) would cease to be a member of the Company.

On December 30, 2011, the Company made a $750,000 distribution to the Class B Units, thereby redeeming all Class B Units. As a result, the 100% sole member and interest holder as of December 31, 2011 is Daniel J. Pillemer.

NOTE 5 - Concentrations

Two of the Company's customers accounted for 100% of total accounts receivable outstanding at December 31, 2011. The Company had revenues from three other customers that accounted for approximately 80% of total revenues for the year ended December 31, 2011. Two of the Company's customers accounted for 97% of total accounts receivable outstanding at December 31, 2010. The Company had revenues from one customer that accounted for approximately 66% of total revenues for the year ended December 31, 2010.

NOTE 6 - Expenses

The Company had total operating expenses of $1,473,590 and $1,227,310 for the years ended December 31, 2011 and 2010, the largest component of which were personnel related, and included employee payroll, employee benefits and discretionary incentive bonus. Personnel related expenses represented approximately 87% and 83% of total expenses for the years ended December 31, 2011 and 2010.

A large component of personnel expenses is the variable bonus expense, which is payable at the complete discretion of the Company's sole member, and determined based on the overall performance of the Company. The Company had discretionary bonus accrual of $581,431 and $350,000 as of December 31, 2011 and 2010.

NOTE 7 - Subsequent Events

The Company did not have any subsequent events through February 28, 2012, which is the date the financial statements were available to be issued, for events requiring recording and disclosure in the Company's financial statements.

SUPPLEMENTAL INFORMATION

FG ADVISORS, LLC
(A Limited Liability Company)

SCHEDULE I - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2011

COMPUTATION OF NET CAPITAL

Members' equity	$ 667,433
Add back of discretionary payable	581,431
Non-allowable assets:	
Receivables from non-customers	251,250
Other assets	210
Total non-allowable assets	251,460
Net capital before haircuts on securities positions	997,404
Haircuts on securities positions	-
Net capital	$ 997,404

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 59,343

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Excess net capital at 1,500 percent	$ 992,404
Excess net capital at 1,000 percent	$ 991,404
Ratio: Aggregate indebtedness to net capital	.06 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II FOCUS Report, Form X-17A-5 as of December 31, 2011	$ 997,404
Net audit adjustments	-
Net capital per above	$ 997,404



BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Governors
FG Advisors, LLC
New York, New York

In planning and performing our audit of the financial statements of FG Advisors, LLC (the Company) as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control exists* when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. Due to the size of the Company's accounting department, the Company has a lack of segregation of duties. We consider this item to be a significant deficiency as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 28, 2012

FG ADVISORS, LLC
New York, New York

Agreed Upon Procedures

Including Form SIPC-7

For the Year Ended December 31, 2011

FG ADVISORS, LLC

TABLE OF CONTENTS


BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Governors
FG Advisors, LLC
Minneapolis, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by FG Advisors, LLC (the company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The company's management is responsible for the company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, which included copies of cancelled checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including general ledger detailed reports, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including general ledger detailed reports supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 28, 2012

SIPC-7 (33-REV 7-10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7-10)

For the fiscal year ended December 31 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5.

067984 FINRA DEC
FG ADVISORS LLC 7*7
20 W55TH ST STE 1201
NEW YORK NY 10019-5373

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A.	General Assessment (item 2e from page 2)		$3,005.78
B.	Less payment made with SIPC-6 filed (exclude interest) October 18, 2011 (Date Paid)		(1,087.50)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		1,918.28
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$1,918.28
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$1,918.28	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number)

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FG ADVISORS, LLC
(Name of Corporation, Partnership or other organization)



(Authorized Signature)

Dated the 16th day of February, 20 11.

VIJAY VENKATACHALAM, CFO and MANAGING DIRECTOR
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 11 and ending December 31, 20 11
Eliminate cents

Item No.	
2a Total revenue (FOCUS Line 12 Part IIA Line 9, Code 4030)	$2,644,188
2b Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	11,085
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Revenue Not related to Securities Business	1,430,792
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $	
Enter the greater of line (i) or (ii)	
Total deductions	1,441,877
2d. SIPC Net Operating Revenues	$1,202,311
2e. General Assessment @ .0025	$3005.78 (to page 1, line 2.A.)